

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2021

Bill Chen
Chairman and Chief Executive Officer
Lakeshore Acquisition I Corp.
Suite A-2F, 555 Shihui Road, Songjiang District
Shanghai, China 201100

> **Re: Lakeshore Acquisition I Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 5, 2021**
> **File No. 333-255174**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed May 5, 2021

Capitalization, page 54

1.   We note you have classified the 250,000 private warrants issued as part of the private units as equity. Please provide us with your analysis under ASC 815-40 to support your proposed accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso